April 9, 2025

Via Edgar

Mr. Tyler Howes

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	Creative Medical Technology Holdings, Inc. Registration Statement on Form S-3 Filed April 2, 2025 File No. 333-286346 Request for Acceleration

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Creative Medical Technology Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. on Friday, April 11, 2025, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Pachulski Stang Ziehl & Jones LLP, counsel to the Company, at (646) 483-5497, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer